Evolving Gold Retains Investor Relations Firm

October 17, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce that it has retained the services of Excelsior Communications Incorporated (“Excelsior”) to strengthen its investor relations activities and effectively communicate shareholder value to investors. Evolving continues to maintain its IR contract with Renmark Financial Communications Inc (please refer to news release dated June 22, 2007).

CEO Robert Bick comments, “With a strong land position and drills ready to turn, Evolving is ready to present to key players in the brokerage and analyst community. Excelsior can put us in front of the right people and will be an integral part of our investor relations team.” Excelsior will provide in depth reports of the Company to qualified investors through internet media and presentations developed for industry meetings, conferences and tradeshows. Excelsior maintains its office in Toronto, Ontario. Miranda Bradley and Sangeet Dhaliwal, principals, founded Excelsior in 2006 and are joint managing partners. Excelsior and the managing partners deal at arm’s length with the Company. Neither Ms. Bradley and Ms. Dhaliwal nor Excelsior owns any securities of the Company directly. Excelsior will receive a fee of CDN$6,500 per month. The term of the contract is for a period of 12 months but may be cancelled on 30 days written notice by either party after 6 months. The Company has an option to renew the contract on the same terms by giving notice before the 12 month term expires. The Company will also grant an option to Excelsior to purchase 250,000 common shares of the Company over a five year period, at an exercise price of $0.35 per share, subject to regulatory approval. The options will vest in stages with 25% of the options vesting in each three month period.

About Excelsior Communications

Excelsior Communications is a full-service marketing communications and investor relations firm offering services specific to client needs. Assisting key public companies, Excelsior works to increase shareholder value by creating investor relations programs that raise awareness among stockbrokers, analysts, portfolio managers, institutional and venture capital investors, individual investors, and the media. Excelsior has a proven track record and experience in marketing and investor relations.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging exploration and development company focused on building value through the acquisition and exploration of world class prospective gold properties primarily in the southwestern United States, in particular Nevada.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.
“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7